Royal Bank of Canada Market Linked Securities
Filed Pursuant to Rule 433
Registration No. 333-208507
Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Principal at Risk Securities Linked to the S&P 500® Index due January 4, 2022
Term Sheet to Preliminary Pricing Supplement No. WFC94 dated December 1, 2016

Summary of terms
Issuer	Royal Bank of Canada
Term	Approximately 5 years
Index	S&P 500® Index
Pricing Date	December 29, 2016*
Original Issue Date	January 4, 2017*
Principal Amount	$1,000 per security (each security will be offered at an initial public offering price of $1,000)
Payment at Maturity	See “How the maturity payment amount is calculated” on page 3
Maturity Date	January 4, 2022*
Initial Index Level	The closing level of the Index on the pricing date
Final Index Level	The closing level of the Index on the valuation date
Maximum Maturity Payment Amount	[$1,480.00 - $1,530.00] per security (to be determined on the pricing date)
Buffer Level	85% of the Initial Index Level
Participation Rate	150%
Valuation Date	December 28, 2021*
Calculation Agent	RBC Capital Markets, LLC, a wholly-owned subsidiary of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Underwriting Discount and Commission	Up to 4.500%, of which dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of 2.50% and WFA will receive a distribution expense fee of 0.12%
CUSIP	78012KWB9
*To the extent that the issuer makes any change to the expected pricing date or expected original issue date, the valuation date and maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.
Investment description
•	Linked to the S&P 500® Index.
•
Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity.  Instead, the securities provide for a payment at maturity that may be greater than, equal to or less than the initial public offering price of the securities, depending on the performance of the Index from its Initial Index Level to its Final Index Level.

The payment at maturity will reflect the following terms:
o If the level of the Index increases:
You will receive the initial public offering price plus 150%  participation in the upside performance of the Index, subject to a maximum total return at maturity of 48% to 53% (to be determined on the pricing date) of the initial public offering price
o If the level of the Index decreases but the decrease is not more than 15%:
You will be repaid the initial public offering price
o If the level of the Index decreases by more than 15%:
You will receive less than the initial public offering price and will have 1-to-1 downside exposure to the decrease in the level of the Index in excess of 15%
•	Investors may lose up to 85% of the initial public offering price
•
All payments on the securities are subject to the credit risk of Royal Bank of Canada, and you will have no ability to pursue the issuer of any securities represented by the Index for payment; if Royal Bank of Canada defaults on its obligations, you could lose some or all of your investment

•	No periodic interest payments or dividends
•	No exchange listing; designed to be held to maturity
The issuer’s initial estimated value of the securities as of the date of the accompanying preliminary pricing supplement is $932.00 per $1,000 in principal amount, which is less than the public offering price.  While the initial estimated value of the securities on the pricing date may differ from the estimated value set forth above, the issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors.  The final pricing supplement relating to the securities will set forth the issuer’s estimate of the initial value of the securities as of the pricing date, which will not be less than $902.00 per $1,000 in principal amount.  The market value of the securities at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  See “Risk Factors” and “Supplemental Plan of Distribution – Structuring the Securities” in the accompanying preliminary pricing supplement for further information

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities.  See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement and prospectus supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary pricing supplement, prospectus supplement and prospectus before making a decision to invest in the securities.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile
The profile to the right is based on a hypothetical maximum maturity payment amount of 150.50% of the principal amount or $1,505.00 per $1,000 security (the midpoint of the specified range for the maximum maturity payment amount), a participation rate of 150% and a Buffer Level equal to 85% of the Initial Index Level.
This graph has been prepared for purposes of illustration only.  Your actual return will depend on the actual Final Index Level, the actual maximum maturity payment amount, and whether you hold your securities to maturity.

Hypothetical returns
Hypothetical Final Index Level		Percentage Change from the Hypothetical Initial Index Level to the Hypothetical Final Index Level	Hypothetical Maturity Payment Amount per Security		Hypothetical Pre-Tax Total Rate of Return on the Securities
1,000.00		-50.00%	$650.00		-35.00%
1,100.00		-45.00%	$700.00		-30.00%
1,200.00		-40.00%	$750.00		-25.00%
1,300.00		-35.00%	$800.00		-20.00%
1,400.00		-30.00%	$850.00		-15.00%
1,500.00		-25.00%	$900.00		-10.00%
1,600.00		-20.00%	$950.00		-5.00%
1,700.00	(1)	-15.00%	$1,000.00		0.00%
1,800.00		-10.00%	$1,000.00		0.00%
1,850.00		-7.50%	$1,000.00		0.00%
1,900.00		-5.00%	$1,000.00		0.00%
1,950.00		-2.50%	$1,000.00		0.00%
2,000.00	(2)	0.00%	$1,000.00		0.00%
2,050.00		2.50%	$1,037.50		3.75%
2,100.00		5.00%	$1,075.00		7.50%
2,150.00		7.50%	$1,112.50		11.25%
2,200.00		10.00%	$1,150.00		15.00%
2,250.00		12.50%	$1,187.50		18.75%
2,300.00		15.00%	$1,225.00		22.50%
2,400.00		20.00%	$1,300.00		30.00%
2,500.00		25.00%	$1,375.00		37.50%
2,600.00		30.00%	$1,450.00		45.00%
2,673.33		33.67%	$1,505.00	(3)	50.50%
2,800.00		40.00%	$1,505.00		50.50%
2,900.00		45.00%	$1,505.00		50.50%
3,000.00		50.00%	$1,505.00		50.50%

(1)	This is the hypothetical Buffer Level.
(2)	This is the hypothetical Initial Index Level.
(3)	This is the hypothetical maximum maturity payment amount of $1,505.00 (the mid-point of the specified range for the maximum maturity payment amount).

How the maturity payment amount is calculated
The maturity payment amount will be determined as follows:
•	If the Final Index Level is greater than the Initial Index Level, the maturity payment amount per security will equal the lesser of:
(i)
(ii)	the maximum maturity payment amount
•
If the Final Index Level is equal to or less than the Initial Index Level but greater than or equal to the Buffer Level, the maturity payment amount per security will equal the issue price of $1,000.00

•	If the Final Index Level is less than the Buffer Level, the maturity payment amount per security will equal:

In such a case, you will lose up to 85% of your principal.

S&P 500® Index daily closing levels*
*The graph above sets forth the daily closing levels of the Index for the period from January 1, 2006 to November 30, 2016. The closing level on November 30, 2016 was 2,198.81  The historical performance of the Index is not an indication of its future performance during the term of the securities.
Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement.  Please review those risk disclosures carefully.

•	Your investment may result in a loss of up to 85% of your principal
•	You will not receive interest payments on the securities
•	Your yield may be lower than the yield on a standard debt security of comparable maturity
•	Your return is limited and will not reflect the return of owning the common stocks represented by the Index

•	Owning the securities is not the same as owning the common stocks represented by the Index
•	There may not be an active trading market for the securities
•	The amount to be paid at maturity is not linked to the level of the Index at any time other than the valuation date
•	Many factors affect the market value of the securities
•	The securities will be debt obligations of Royal Bank of Canada. No other company or entity will be responsible for payments under the securities
•	We have no affiliation with the sponsor of the Index and will not be responsible for any actions taken by the sponsor
•	Historical levels of the Index should not be taken as an indication of the future levels of the Index during the term of the securities
•	Hedging transactions may affect the return on the securities
•	Our initial estimated value of the securities will be less than the initial public offering price
•	The price, if any, at which you may be able to sell your securities prior to maturity may be less than the initial public offering price and our initial estimated value
•	The initial estimated value of the securities will be an estimate only, calculated as of the time the terms of the securities are set
•	Potential conflicts of interest could arise
•	The calculation agent may postpone the valuation date and, therefore, determination of the Final Index Level and the maturity date if a market disruption event occurs on the valuation date
•	There are potential conflicts of interest between you and the calculation agent
•	The tax treatment of the securities is uncertain and gain on the securities may be treated as ordinary income under the constructive ownership rules

Not suitable for all investors
Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the initial public offering price per security. Royal Bank of Canada, Wells Fargo Securities, LLC and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Royal Bank of Canada at 1-866-609-6009.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.
Consult your tax advisor
Investors should review carefully the accompanying preliminary pricing supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.